Exhibit 99.2

Execution Copy

STANDBY EQUITY DISTRIBUTION AGREEMENT

THIS AGREEMENT dated as of May 11, 2012 (this “Agreement”) is made by and between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited partnership (the “Investor”), and FREESEAS INC., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Company”).

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to $3,218,485 of the Company’s common stock, par value $0.001 per share (the “Common Stock”); and

WHEREAS, such investments will be made in reliance upon the provisions of Regulation D (“Regulation D”) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder.

NOW, THEREFORE, the parties hereto agree as follows:

Article I. Certain Definitions

Section 1.01 “Advance” shall mean the portion of the Commitment Amount requested by the Company in the Advance Notice.

Section 1.02 “Advance Date” shall mean the 1st Trading Day after expiration of the applicable Pricing Period for each Advance.

Section 1.03 “Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the Advance amount that the Company requests from the Investor.

Section 1.04 “Advance Notice Date” shall mean each date the Company delivers (in accordance with Section 2.01(c) of this Agreement) to the Investor an Advance Notice requiring the Investor to advance funds to the Company, subject to the terms of this Agreement.

Section 1.05 “Affiliate” shall have the meaning set forth in Section 3.08.

Section 1.06 “Articles of Incorporation” shall have the meaning set forth in Section 4.03.

Section 1.07 “By-laws” shall have the meaning set forth in Section 4.03.

Section 1.08 “Commitment Amount” shall mean the aggregate amount of up to $3,218,485 which the Investor has agreed to provide to the Company in order to purchase the Shares pursuant to the terms and conditions of this Agreement.

Section 1.09 “Commitment Period” shall mean the period commencing on the Effective Date, and expiring upon the termination of this Agreement in accordance with Section 10.02.

Section 1.10 “Commitment Shares” shall have the meaning set forth in Section 12.04.

Section 1.11 “Common Stock” shall have the meaning set forth in the recitals of this Agreement.

Section 1.12 “Company Indemnitees” shall have the meaning set forth in Section 5.02.

Section 1.13 “Company Periodic Report Date” shall have the meaning set forth in Section 6.16.

Section 1.14 “Condition Satisfaction Date” shall have the meaning set forth in Section 7.01.

Section 1.15 “Consolidation Event” shall have the meaning set forth in Section 6.08.

Section 1.16 “Damages” shall mean any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorney’s fees and disbursements and costs and expenses of expert witnesses and investigation).

Section 1.17 “Effective Date” shall mean the date on which the SEC first declares effective a Registration Statement registering the resale of the Shares.

Section 1.18 “Environmental Laws” shall have the meaning set forth in Section 4.10.

Section 1.19 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 1.20 “Indemnified Liabilities” shall have the meaning set forth in Section 5.01.

Section 1.21 “Initial Investment Conditions” shall mean (1) Credit Suisse AG, Deutsche Bank Nederland AG and First Business Bank (collectively, the “Lenders”) have each agreed to restructure the Company’s outstanding indebtedness on terms substantially consistent with those proposed by Credit Suisse AG including for a full payment holiday of principal and partial payment holiday of interest until March 31, 2014; (2) each of the Lenders having waived any events of default pursuant to their loan facilities with the Company; and (3) the Company has timely filed their Form 20-F for the period ended December 31, 2011.

Section 1.22 “Initial Shares” shall have the meaning set forth in Section 12.04.

Section 1.23 “Inspectors” shall have the meaning set forth in Section 6.17.

Section 1.24 “Investor Indemnitees” shall have the meaning set forth in Section 5.01.

Section 1.25 “Market Price” shall mean the lowest daily VWAP of the Common Stock during the relevant Pricing Period which is greater than or equal to the Minimum Acceptable Price.

Section 1.26 “Material Adverse Effect” shall mean any condition, circumstance, or situation that may result in, or would reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

Section 1.27 “Maximum Advance Amount” shall be the greater of (1) $200,000 and (2) average of the Daily Value Traded for each of the 10 Trading Days prior to the Advance Notice Date where Daily Value Traded is the product obtained by multiplying the daily trading volume for such day be the VWAP for such day.

Section 1.28 “Minimum Acceptable Price” or “MAP” shall be 85% of the VWAP on the Trading Day prior to the Advance Notice Date.

Section 1.29 “Ownership Limitation” shall have the meaning set forth in Section 2.01(a).

Section 1.30 “Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.31 “Plan of Distribution” shall have the meaning set forth in Section 6.01(a).

Section 1.32 “Pricing Period” shall mean the 5 consecutive Trading Days after the Advance Notice Date, subject to any reduction pursuant to Section 2.01(d).

Section 1.33 “Principal Market” shall mean the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the OTC Bulletin Board, or the NYSE Euronext, whichever is at the time the principal trading exchange or market for the Common Stock.

Section 1.34 “Purchase Price” shall mean the price per share obtained by multiplying the Market Price by 96%.

Section 1.35 “Records” shall have the meaning set forth in Section 6.17.

Section 1.36 “Registrable Securities” shall mean (i) the Shares, and (ii) any securities issued or issuable with respect to any of the foregoing by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (a) the Registration Statement has been declared effective by the SEC and such Registrable Securities have been disposed of pursuant to the Registration Statement, (b) such Registrable Securities have been sold under circumstances under which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act (“Rule 144”) are met, or (c) in the opinion of counsel to the Company such Registrable Securities may permanently be sold without registration or without any time, volume or manner limitations pursuant to Rule 144.

Section 1.37 “Registration Limitation” shall have the meaning set forth in Section 2.01(a).

Section 1.38 “Registration Period” shall have the meaning set forth in Section 6.01(b).

Section 1.39 “Registration Statement” shall mean a registration statement on Form F-1 or Form F-3 or on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate, and which form shall be available for the registration of the resale by the Investor of the Registrable Securities under the Securities Act.

Section 1.40 “Registration Statement Amendment Date” has the meaning set forth in Section 6.16.

Section 1.41 “Regulation D” shall have the meaning set forth in the recitals of this Agreement.

Section 1.42 “SEC” shall mean the U.S. Securities and Exchange Commission.

Section 1.43 “SEC Documents” shall have the meaning set forth in Section 4.05.

Section 1.44 “Securities Act” shall have the meaning set forth in the recitals of this Agreement.

Section 1.45 “Settlement Document” shall have the meaning set forth in Section 2.02(a).

Section 1.46 “Shares” shall mean the shares of Common Stock to be issued from time to time hereunder pursuant to Advances, the Commitment Shares and the Initial Shares.

Section 1.47 “Trading Day” shall mean any day during which the Principal Market shall be open for business.

Section 1.48 “VWAP” means, for any Trading Day, the daily volume weighted average price of the Common Stock for such date on the Principal Market as reported by Bloomberg L.P. (based on a Trading Day from 9:00 a.m. (New York City time) to 4:02 p.m. (New York City time)).

Article II. Advances

Section 2.01 Advances; Mechanics. Subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Article VII hereof), the Company, at its sole and exclusive option, may issue and sell to the Investor, and the Investor shall purchase from the Company, shares of Common Stock on the following terms:

(a)

Advance Notice. At any time during the Commitment Period, the Company may require the Investor to purchase shares of Common Stock by delivering an Advance Notice to the Investor, subject to the conditions set forth in Section 7.01; provided, however, that (i) the amount for each Advance as designated by the Company in the applicable Advance Notice shall not be more than the Maximum Advance Amount, (ii) the aggregate amount of the Advances pursuant to this Agreement shall not exceed the Commitment Amount, (iii) in no event shall the number of shares of Common Stock issuable to the Investor pursuant to an Advance cause the aggregate number of shares of Common Stock beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act) by the

Investor and its affiliates to exceed 9.99% of the then outstanding Common Stock (the “Ownership Limitation”) and (iv) under no circumstances shall the aggregate offering price or number of Shares, as the case may be, exceed the aggregate offering price or number of Shares available for issuance under the Registration Statement (the “Registration Limitation”). Notwithstanding any other provision in this Agreement, the Company and the Investor acknowledge and agree that upon the Investor’s receipt of a valid Advance Notice, the parties shall be deemed to have entered into an unconditional contract binding on both parties for the purchase and sale of Shares pursuant to such Advance Notice in accordance with the terms of this Agreement and the Investor may sell shares that it is unconditionally obligated to purchase under such Advance Notice prior to taking possession of such shares.

(b)	Minimum Acceptable Price.

(i)	With respect to each Advance Notice (A) the amount of the Advance set forth in such Advance Notice shall automatically be reduced by 20% for each Trading Day during the Pricing Period that the VWAP of the Common Stock is below the MAP in effect on such Trading Day (each such day, an “Excluded Day”), and (B) each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price.

(ii)	The number of Shares to be issued and delivered to the Investor at each Closing (in accordance with Section 2.02 of this Agreement) with respect to an Advance Notice with a MAP shall be determined based on the Advance Notice amount as reduced pursuant to Section 2.01(b)(i)(A) above, provided however, with respect to each Excluded Day the Investor shall purchase and the Company shall sell Shares (in a total amount for each Excluded Day not to exceed 20% of the amount of the Advance set forth in such Advance Notice) in an amount equal to the number of Shares sold by the Investor on such Excluded Day at a price per share equal to the MAP in effect on such Excluded Day (without any further discount).

(c)	Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A. An Advance Notice shall be deemed delivered on (i) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 5:00 pm Eastern Time, or (ii) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 5:00 pm Eastern Time on a Trading Day or at any time on a day which is not a Trading Day. No Advance Notice may be deemed delivered on a day that is not a Trading Day.

(d)	Ownership Limitation; Commitment Amount. In connection with each Advance Notice delivered by the Company, any portion of an Advance that would (i) cause the Investor to exceed the Ownership Limitation or (ii) cause the aggregate amount of Advances to exceed the Commitment Amount shall automatically be withdrawn by the Company with no further action required by the Company.

(e)	Registration Limitation. In connection with each Advance Notice, any portion of an Advance that would exceed the Registration Limitation shall automatically be deemed to be withdrawn by the Company with no further action required by the Company.

Section 2.02 Closings. Each Closing shall take place as soon as practicable after each Advance Date in accordance with the procedures set forth below. In connection with each Closing the Company and the Investor shall fulfill each of its obligations as set forth below:

(a)	On each Advance Date, the Investor shall deliver to the Company a written document (each a “Settlement Document”) setting forth the amount of the Advance (taking into account any adjustments pursuant to Section 2.01), the Purchase Price, the number of shares of Common Stock to be issued and subscribed for (which in no event will be greater than the Ownership Limitation or any other limitation set forth in this Agreement), and a report by Bloomberg, LP indicating the VWAP for each of the Trading Days during the Pricing Period, in each case taking into account the terms and conditions of this Agreement. The Settlement Document shall be in the form attached hereto as Exhibit B.

(b)	Promptly after receipt of the Settlement Document with respect to each Advance (and, in any event, not later than three Trading Days after receipt thereof), the Company will instruct its transfer agent to electronically transfer and register in the name of the Investor the total number of shares issuable to the Investor pursuant to the Advance as specified in the Settlement Document by crediting the Investor’s account or its designee’s account at the Depository Trust Company through its Deposit Withdrawal Agent Commission System or by such other means of delivery as may be mutually agreed upon by the parties hereto (which in all cases will be covered by an effective Registration Statement) against payment of the total aggregate Purchase Price due to the Company as set forth in the Settlement Document in same day funds to an account designated by the Company. No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares.

(c)	On or prior to the Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

Section 2.03 Hardship. In the event the Investor sells shares of the Company’s Common Stock after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.02, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage would occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce, without the posting of a bond or other security, the terms and provisions of this Agreement.

Article III. Representations and Warranties of Investor

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof:

Section 3.01 Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to perform its obligations under this Agreement. The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by such Investor of the transactions contemplated hereby have been duly authorized and requires no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section 3.02 Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction. It recognizes that its investment in the Company involves a high degree of risk.

Section 3.03 No Legal Advice From the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.04 Investment Purpose. The securities are being purchased by the Investor for its own account, and for investment purposes. The Investor agrees not to assign or in any way transfer the Investor’s rights to the securities or any interest therein and acknowledges that the Company will not recognize any purported assignment or transfer except in accordance with applicable Federal and state securities laws. No other Person has or will have a direct or indirect beneficial interest in the securities. The Investor agrees not to sell, hypothecate or otherwise transfer the Investor’s securities unless the securities are registered under Federal and applicable state securities laws or unless, in the opinion of counsel satisfactory to the Company, an exemption from such laws is available.

Section 3.05 Accredited Investor. The Investor is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D of the Securities Act.

Section 3.06 Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables such Investor to obtain information from the Company in order to evaluate the merits and risks of this investment. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to this transaction.

Section 3.07 No General Solicitation. Neither the Company, nor any of its Affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the shares of Common Stock offered hereby.

Section 3.08 Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “Affiliate” of the Company (as that term is defined in Rule 405 of the Securities Act).

Section 3.09 Trading Activities. The Investor’s trading activities with respect to the Company’s Common Stock shall be in compliance with all applicable federal and state securities laws, rules and regulations and the rules and regulations of the Principal Market on which the Common Stock is listed or traded. Neither the Investor nor its Affiliates has an open short position in the Common Stock, the Investor agrees that it shall not, and that it will cause its Affiliates not to, engage in any short sales of the Common Stock provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell the Shares to be issued to the Investor pursuant to the Advance Notice prior to receiving such Shares.

Article IV.

Representations and Warranties of the Company

Except as stated below, on the disclosure schedules attached hereto or in the SEC Documents, the Company hereby represents and warrants to, the Investor that the following are true and correct as of the date hereof:

Section 4.01 Organization and Qualification. The Company is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands and has all requisite corporate power to own its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

Section 4.02 Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this

Agreement and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) this Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement and assuming the execution and delivery thereof and acceptance by the Investor, any related agreements, constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

Section 4.03 Capitalization. The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock $0.001 par value per share and 5,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”), of which 6,475,625 shares of Common Stock and no shares of Preferred Stock are issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed in the SEC Documents, no shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as disclosed in the SEC Documents, as of the date hereof, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company, (ii) there are no outstanding debt securities (iii) there are no outstanding effective registration statements available for use by the Company and (iv) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act (except pursuant to this Agreement). There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein. The Company has furnished or made available to the Investor true and correct copies of the Company’s Articles of Incorporation, as amended and as in effect on the date hereof (the “Articles of Incorporation”), and the Company’s By-laws, as amended and as in effect on the date hereof (the “By-laws”), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

Section 4.04 No Conflict. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Incorporation, any certificate of designations of any outstanding series of preferred stock of the Company or By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market on which the Common Stock is quoted) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company is bound or affected and which would cause a Material Adverse Effect. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries that would cause a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws and as required by the rules of the Principal Market, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof except as such consent, authorization or order has been obtained as of the date hereof. The Company and its subsidiaries are not aware of any fact or circumstance which is reasonably expected to give rise to any of the foregoing.

Section 4.05 SEC Documents; Financial Statements. The Common Stock is registered pursuant to Section 12(g) of the Exchange Act and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed within the two years preceding the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”) on timely basis or has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension. The Company has delivered to the Investors or their representatives, or made available through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Investor which is not included in the

SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

Section 4.06 No Default. Except as disclosed in the SEC Documents, the Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Articles of Incorporation, By-Laws, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over the Company or its properties, in each case which default, lien or charge is likely to cause a Material Adverse Effect.

Section 4.07 Absence of Events of Default. Except for matters described in the SEC Documents and/or this Agreement, no Event of Default, as defined in the respective agreement to which the Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (as so defined), has occurred and is continuing, which would have a Material Adverse Effect.

Section 4.08 Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company is not aware of any facts or circumstances which might give rise to any of the foregoing.

Section 4.09 Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened, in each case which is reasonably likely to cause a Material Adverse Effect.

Section 4.10 Environmental Laws. The Company and its subsidiaries are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval except where such nonreceipt or noncompliance would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.11 Title. Except as set forth in the SEC Documents, the Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

Section 4.12 Insurance. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary for similarly situated companies in the businesses in which the Company and its subsidiaries are engaged. The Company has not been refused any insurance coverage sought or applied for and the Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 4.13 Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 4.14 Internal Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.15 No Material Adverse Breaches, etc. Except as set forth in the SEC Documents, the Company is not subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect.

Section 4.16 Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Stock or any of the Company’s subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section 4.17 Subsidiaries. Except as disclosed in the SEC Documents, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.

Section 4.18 Tax Status. Except as disclosed in the SEC Documents, the Company and each of its subsidiaries has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

Section 4.19 Certain Transactions. Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.20 Fees and Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 4.21 Use of Proceeds. The Company shall use the net proceeds from this offering for working capital and other general corporate purposes.

Section 4.22 Dilution. The Company is aware and acknowledges that issuance of shares of the Common Stock could cause dilution to existing shareholders and could significantly increase the outstanding number of shares of Common Stock.

Section 4.23 Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder. The Company is aware and acknowledges that it may not be able to request Advances under this Agreement if the Registration Statement is not declared effective or if any issuances of Common Stock pursuant to any Advances would violate any rules of the Principal Market. The Company further is aware and acknowledges that any fees paid or shares issued pursuant to Section 12.04 hereunder or shall be earned on the date hereof and not refundable or returnable under any circumstances.

Article V. Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section 5.01 Indemnification by the Company. In consideration of the Investor’s execution and delivery of this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, and all of its officers, directors, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith, and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; (c) any breach of any covenant, agreement or obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; and (d) any cause of action, suit or claim brought or made against such Investor Indemnitee not arising out of any action or inaction of an Investor Indemnitee, and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Investor Indemnitees. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.02 Indemnification by the Investor. In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Investor’s other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement)

(collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will only be liable for written information relating to the Investor furnished to the Company by or on behalf of the Investor specifically for inclusion in the documents referred to in the foregoing indemnity, and will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Investor by or on behalf of the Company specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; (c) any breach of any covenant, agreement or obligation of the Investor(s) contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor; or (d) any cause of action, suit or claim brought or made against such Company Indemnitee not arising out of any action or inaction of a Company Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Company Indemnitees. To the extent that the foregoing undertaking by the Investor may be unenforceable for any reason, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.03 Notice of Claim. Promptly after receipt by an Investor Indemnitee or Company Indemnitee under this Article V of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee shall, if an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article V Article Vdeliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article VArticle V unless and to the extent the indemnifying party did not otherwise learn of such action and such failure result in the forfeiture by the indemnifying party of substantial rights and defenses and will not, in any event, relieve the indemnifying party from any obligations provided in this Article VArticle V. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the reasonable fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee or

Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying party shall keep the Investor Indemnitee or Company Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The indemnification required by this Article VArticle V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received.

Section 5.04 Contribution. In the event that the indemnity provided in Section 5.01 or Section 5.02 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Investor severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and the Investor may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Investor on the other from transactions contemplated by this Agreement. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Investor severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Investor on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by it, and benefits received by the Investor shall be deemed to be equal to the total discounts received by the Investor. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Investor on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Investor agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Article V shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 5.04, the Investor shall not be required to contribute any amount in excess of the amount by which the Purchase Price for Shares actually purchased pursuant to this Agreement exceeds the amount of any damages which the Investor has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Article V, each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each director, officer, employee and agent of the Investor shall have the same rights to contribution as the Investor, and each person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this Section 5.04.

Section 5.05 Remedies. The remedies provided for in this Article V are not exclusive and shall not limit any right or remedies which may otherwise be available to any indemnified person at law or in equity. The obligations of the parties to indemnify or make contribution under this Article V Article Vshall survive expiration or termination of this Agreement.

Article VI.

Covenants of the Company

Section 6.01 Registration Statement.

(a)	Filing of a Registration Statement. The Company shall prepare and file with the SEC a Registration Statement, or multiple Registration Statements for the resale by the Investor of the Registrable Securities. The Company in its sole discretion may chose when to file such Registration Statements; provided, however, that the Company shall not have the ability to request any Advances until the effectiveness of a Registration Statement. Each Registration Statement shall contain the “Plan of Distribution” section in substantially the form attached hereto as Exhibit D.

(b)	Maintaining a Registration Statement. The Company shall cause any Registration Statement that has been declared effective to remain effective at all times until all Registrable Securities contained in such Registration Statement cease to be Registrable Securities (the “Registration Period”). Each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c)

Filing Procedures. Prior to the filing of any Registration Statement with the SEC, the Company shall, (i) furnish a draft of such Registration Statement to the Investor for its review and comment and (ii) not less than three business days prior to the filing of a Registration Statement and not less than one business day prior to the filing of any related amendments and supplements to all Registration Statements (except for any amendments or supplements caused by the filing of any annual reports on Form 20-F, periodic reports on Form 6-K), furnish to the Investor copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the reasonable and prompt review of the Investor. The Investor shall furnish comments on a Registration Statement to the Company within 24 hours of the receipt thereof.

(d)	Delivery of Final Documents. The Company shall furnish to the Investor without charge, (i) at least one copy of such Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) at the request of the Investor, 10 copies of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents as the Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor.

(e)	Amendments and Other Filings. The Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the related prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; (iii) provide the Investor copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information), and (iv) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 6.01(e)) by reason of the Company’s filing a report on Form 20-F, or Form 6-K or any analogous report under the Exchange Act, the Company shall incorporate such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC either on the day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement, if feasible, or otherwise promptly thereafter.

(f)

Blue-Sky. The Company shall use its best efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its Articles of Incorporation or By-laws, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6.01(f), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

Section 6.02 Listing of Common Stock. The Company shall use its commercially reasonable efforts to maintain the Common Stock’s authorization for quotation on the Principal Market and shall notify the Investor promptly if the Common Stock shall cease to be authorized for listing on the Principal Market.

Section 6.03 Opinion of Counsel. The Company shall cause the Investor to have received an opinion from counsel to the Company substantially in the form attached hereto as Exhibit C prior to the first Advance Notice.

Section 6.04 Exchange Act Registration. The Company will cause its Common Stock to continue to be registered under Section 12(g) of the Exchange Act, will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under said Exchange Act.

Section 6.05 Transfer Agent Instructions. Upon effectiveness of the Registration Statement the Company shall deliver instructions to its transfer agent to issue shares of Common Stock to the Investor free of restrictive legends on or before each Advance Date.

Section 6.06 Corporate Existence. The Company will take all steps necessary to preserve and continue the corporate existence of the Company.

Section 6.07 Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will immediately notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related prospectus relating to an offering of Registrable Securities: (i) receipt of any request for additional information by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or related prospectus; (ii) the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related prospectus of any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement a related prospectus to comply with the Securities Act or any other law; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to the Investor any Advance Notice, and the Investor shall not sell any Shares pursuant to a Registration Statement, during the continuation of any of the foregoing events.

Section 6.08 Consolidation; Merger. If an Advance Notice has been delivered to the Investor and the transaction contemplated in such Advance Notice has not yet been closed in accordance with Section 2.02 hereof, then the Company shall not effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity (a “Consolidation Event”) prior to the settlement of such Advance.

Section 6.09 Issuance of the Company’s Common Stock. The sale of the shares of Common Stock hereunder shall be made in accordance with the provisions and requirements of Regulation D and any applicable state securities law.

Section 6.10 Market Activities. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company under Regulation M of the Exchange Act.

Section 6.11 Opinion of Counsel Concerning Resales. Provided that the Investor’s resale of Common Stock received pursuant to this Agreement may be freely sold by the Investor either pursuant to an effective Registration Statement, in accordance with Rule 144, or otherwise, the Company shall obtain for the Investor, at the Company’s expense, any and all opinions of counsel which may be required by the Company’s transfer agent to issue such shares free of restrictive legends, or to remove legends from such shares.

Section 6.12 Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of any prospectus and any amendments or supplements thereto, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Market, or (vii) filing fees of the SEC and the Principal Market.

Section 6.13 Sales. Without the written consent of the Investor, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock during the period beginning on the 5th Trading Day immediately prior to an Advance Notice Date and ending on the 5th Trading Day immediately following the corresponding Advance Date.

Section 6.14 Current Report. Promptly after the date hereof (and prior to the Company delivering an Advance Notice to the Investor hereunder), the Company shall file with the SEC a report on Form 6-K or such other appropriate form as determined by counsel to the Company, relating to the transactions contemplated by this Agreement and shall provide the Investor with a reasonable opportunity to review such report prior to its filing.

Section 6.15 Compliance With Laws. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

Section 6.16 Black-out Periods. Nothwithstanding any other provision of this Agreement, the Company shall not deliver an Advance Notice during any Company black-out periods or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information.

Section 6.17 Comfort Letters; Due Diligence.

(a)

Commencing with any SEC filing which includes the Company’s results of operations for the six months ended June 30, 2012, at the request of the Investor the Company will cause its independent accountants to furnish to the Investor, at the Investor’s request, a letter in form and substance reasonably satisfactory to the Investor, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements of the Company and the Company shall deliver additional “comfort letters” promptly after (i) the date the Registration Statement or any prospectus shall be amended or supplemented (other than (1) in connection with the filing of a prospectus supplement that contains solely information relating to the number of shares sold by the Investor pursuant to the Registration Statement (2) in connection with the filing of any report or other document under

Section 13, 14 or 15(d) of the Exchange Act (other than a filing of a Form 6-K which contains financial statements), or (3) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a “Registration Statement Amendment Date”) and (ii) the date of filing or amending each Annual Report on Form 20-F or report on Form 6-K which includes quarterly financial statements for a period in which an Advance was delivered pursuant to this Agreement and which are incorporated by reference in the Registration Statement (each such date, a “Company Periodic Report Date”).

(b)	At the request and expense of the Investor, the Company shall make available for inspection by (i) the Investor and (ii) one firm of accountants or other agents retained by the Investor (collectively, the “Inspectors”) all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree, and the Investor hereby agrees, to hold in strict confidence and shall not make any disclosure (except to an Investor) or use any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the Securities Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector and the Investor has knowledge. The Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

Article VII.

Conditions for Advance and Conditions to Closing

Section 7.01 Conditions Precedent to the Right of the Company to Deliver an Advance Notice. The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance is subject to the satisfaction by the Company, on each Advance Notice Date and Advance Date (a “Condition Satisfaction Date”), of each of the following conditions:

(a)	Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects.

(b)

Registration of the Common Stock with the SEC. There is an effective Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder to resell all of the shares of Common Stock issuable pursuant to such Advance Notice. The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required of a “reporting company” under the Exchange Act and applicable SEC regulations.

(c)	Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of the shares of Common Stock, or shall have the availability of exemptions therefrom. The sale and issuance of the shares of Common Stock shall be legally permitted by all laws and regulations to which the Company is subject.

(d)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the SEC or any other federal or state governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under and as of the date which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be required. There shall not exist any fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

(e)	Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

(f)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement.

(g)	No Suspension of Trading in or Delisting of Common Stock. The Common Stock is trading on a Principal Market and all of the shares issuable pursuant to such Advance

Notice will be listed or quoted for trading on such Principal Market and the Company believes, in good faith, that trading of the Common Stock on a Principal Market will continue uninterrupted for the foreseeable future. The issuance of shares of Common Stock with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market.

(h)	Maximum Advance Amount. The amount of an Advance requested by the Company shall not exceed the Maximum Advance Amount.

(i)	Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to such Advance Notice.

(j)	Executed Advance Notice. The Investor shall have received the Advance Notice executed by an officer of the Company and the representations contained in such Advance Notice shall be true and correct as of each Condition Satisfaction Date.

(k)	Comfort Letters. Commencing with any Advance Notice delivered after the Company has filed its results of operations for the six months ended June 30, 2012, if requested by the Investor, the Company’s independent accountants shall have furnished to the Investor any letters requested pursuant to Section 6.16 addressed to the Investor containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements of the Company.

(l)	Consecutive Advance Notices. Except with respect to the first Advance Notice, the Company shall have delivered all Shares relating to all prior Advances.

Article VIII.

Non-Disclosure of Non-Public Information

The Company covenants and agrees that it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information to the Investor without also disseminating such information to the public, unless prior to disclosure of such information the Company identifies such information as being material non-public information and provides the Investor with the opportunity to accept or refuse to accept such material non-public information for review.

Article IX.

Choice of Law/Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York.

Article X. Assignment; Termination

Section 10.01 Assignment. Neither this Agreement nor any rights of the parties hereto may be assigned to any other Person.

Section 10.02 Termination.

(a)	Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 24-month anniversary of the Effective Date, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

(b)	The Company may terminate this Agreement effective upon fifteen Trading Days’ prior written notice to the Investor; provided that (i) there are no Advances outstanding, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. In the event of any termination of this Agreement by the Company hereunder, so long as the Investor owns any shares of Common Stock issued hereunder, unless all of such shares of Common Stock may be resold by the Investor without registration and without any time, volume or manner limitations pursuant to Rule 144, the Company shall not suspend or withdraw the Registration Statement or otherwise cause the Registration Statement to become ineffective, or voluntarily delist the Common Stock from the Principal Markets.

(c)	The obligation of the Investor to make an Advance to the Company pursuant to this Agreement shall terminate permanently (including with respect to an Advance Date that has not yet occurred) in the event that (i) there shall occur any stop order or suspension of the effectiveness of the Registration Statement for an aggregate of 50 Trading Days, other than due to the acts of the Investor, during the Commitment Period, or (ii) the Company shall at any time fail materially to comply with the requirements of Article VI and such failure is not cured within 30 days after receipt of written notice from the Investor, provided, however, that this termination provision shall not apply to any period commencing upon the filing of a post-effective amendment to such Registration Statement and ending upon the date on which such post effective amendment is declared effective by the SEC.

(d)	Nothing in this Section 10.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Article VArticle V shall survive termination hereunder.

Article XI. Notices

Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided a copy is mailed by U.S. certified mail, return receipt requested; (iii) three days after being sent by U.S. certified mail, return receipt requested, or (iv) one day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications, except for Advance Notices which shall be delivered in accordance with Section 2.01(b) hereof, shall be:

If to the Company, to:	FreeSeas Inc.
10, El. Venizelou (Panepistimiou) Street
106 71 - Athens, Greece
Attention: Ion G. Varouxakis
Telephone: +30 (210) 4528-770
Facsimile: +30 (210) 4291-010

With a copy to:	Broad and Cassel
2 S. Biscayne Blvd., Suite 2100
Miami, FL 33131
Attention: A. Jeffry Robinson, Esq.
Telephone: (305) 373-9414
Facsimile: (305) 995-6402

If to the Investor(s):	YA Global Master SPV Ltd.
101 Hudson Street –Suite 3700
Jersey City, NJ 07302
Attention: Mark Angelo
Portfolio Manager
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

With a Copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

Each party shall provide five days’ prior written notice to the other party of any change in address or facsimile number.

Article XII. Miscellaneous

Section 12.01 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

Section 12.02 Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their Affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement, and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters.

Section 12.03 Reporting Entity for the Common Stock. The reporting entity relied upon for the determination of the trading price or trading volume of the Common Stock on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 12.04 Fees; Initial Investment.

(a)	Structuring Fees. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, except that the Company agrees to pay a structuring fee of $15,000 to Yorkville Advisors, LLC of which $5,000 has been received.

(b)	Commitment Fee.

(i)	On the date hereof, the Company shall pay to the Investor a commitment fee of 100,000 shares of Common Stock (the “Commitment Shares”). Commitment Shares shall be deemed fully earned as of the date they are issued regardless of the amount of Advances, if any, that the Company is able to, or chooses to, request hereunder. The Commitment Shares shall be included on any registration statement filed by the Company after the date hereof, unless such shares may be resold without any limitation pursuant to Rule 144.

(ii)	Provided that this Agreement has not been terminated, within five business days of the one year anniversary of the Effective Date, the Company shall pay to the Investor an additional commitment fee of $50,000 which is to be paid in cash.

(c)	Initial Investment. Prior to the filing the Registration Statement, at the request of the Company and provided that the Investor in its sole discretion is satisfied that the Initial Investment Conditions have been met, the Investor will purchase 100,000 shares of Common Stock (the “Initial Shares”) at a price per share equal to 92% of the average of the daily VWAPs for the 30 Trading Days prior to such purchase. The Initial Shares will be included on any registration statement filed by the Company after the date they are purchased, unless such shares may be resold without any limitation pursuant to Rule 144. The Investor hereby confirms that all representations and warranties set forth in Article III hereof will apply to Investor’s purchase of the Initial Shares.

Section 12.05 Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Distribution Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY: FREESEAS INC.

By:	/s/ Alexandros Mylonas
Name:	Alexandros Mylonas
Title:	Chief Financial Officer

INVESTOR: YA GLOBAL MASTER SPV LTD. By: Yorkville Advisors, LLC Its: Investment Manager

By:	/s/ David Gonzalez
Name:	David Gonzalez
Title:	Member and General Counsel

EXHIBIT A

ADVANCE NOTICE

FREESEAS INC.

The undersigned,                                      hereby certifies, with respect to the sale of shares of Common Stock of FreeSeas Inc., (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to the Standby Equity Distribution Agreement (the “Agreement”), as follows:

1. The undersigned is the duly elected                          of the Company.

2. There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post effective amendment to the Registration Statement.

3. The Company has performed in all material respects all covenants and agreements to be performed by the Company and has complied in all material respects with all obligations and conditions contained in the Agreement on or prior to the Advance Notice Date, and shall continue to perform in all material respects all covenants and agreements to be performed by the Company through the applicable Advance Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4. The undersigned hereby represents, warrants and covenants that it has made all filings (“SEC Filings”) required to be made by it pursuant to applicable securities laws (including, without limitation, all filings required under the Securities Exchange Act of 1934, which include Forms 20-F, 6-K, etc.). All SEC Filings and other public disclosures made by the Company, including, without limitation, all press releases, analysts meetings and calls, etc. (collectively, the “Public Disclosures”), have been reviewed and approved for release by the Company’s attorneys. None of the Company’s Public Disclosures contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5. The Advance requested is                                     .

6. The Minimum Acceptable Price with respect to this Advance Notice is             .

7. 9.99% of the outstanding Common Stock of the Company as of the date hereof is                         .

The undersigned has executed this Certificate this              day of                                     .

FREESEAS INC.

By:
Name:
Title:

EXHIBIT B

FORM OF SETTLEMENT DOCUMENT

VIA FACSIMILE & EMAIL

FreeSeas Inc.

Attn:

Fax:

Email:

Below please find the settlement information with respect to the Advance Notice Date of:

1.	(a) Amount of Advance Notice:	$

	(b) Amount of Advance Notice (after taking into account any adjustments pursuant to Section 2.01):	$

2.	Market Price:	$

3.	Purchase Price (Market Price X 96%) per share:	$

4.	Number of Shares due to Investor:

Please issue the number of Shares due to the Investor to the account of the Investor as follows:

INVESTOR’S DTC PARTICIPANT #:

ACCOUNT NAME:

ACCOUNT NUMBER:

ADDRESS:

CITY:

COUNTRY:

CONTACT PERSON:

NUMBER AND/OR EMAIL:

Sincerely, YA GLOBAL MASTER SPV, LTD.

By:	Yorkville Advisors, LLC
Its:	Investment Manager
Name:

Approved By FreeSeas Inc.:

Name:

EXHIBIT C

FORM OF OPINION

[NOTE THE OPINIONS RELATING TO INCORPORATION, POWER AND

AUTHORITY AND SHARE ISSUANCES WILL BE DELIVERED BY THE

COMPANY’S MARSHALL ISLANDS COUNSEL; OPINION LETTER IS ALSO

SUBJECT TO B&C’S INTERNAL REVIEW PROCEDURES]

1. The Company is a corporation validly existing and in good standing under the laws of the Republic of the Marshall Islands, with corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Company’s public filings, including reports filed or furnished by the Company under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the rules and regulations of the Commission thereunder (the “Public Filings”).

2. The Company has the requisite corporate power and authority to enter into and perform its obligations under the Standby Equity Distribution Agreement and to issue the Common Shares in accordance with its terms. The execution and delivery of the Standby Equity Distribution Agreement by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required. The Standby Equity Distribution Agreement has been duly executed and delivered, and subject to the paragraph below, the Standby Equity Distribution Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

Our opinion concerning the validity, binding effect and enforceability of the Standby Equity Distribution Agreement means that: (i) the Standby Equity Distribution Agreement constitutes an effective contract under applicable law, (ii) the Standby Equity Distribution Agreement is not invalid in its entirety because of a specific statutory prohibition or public policy and is not subject in it entirety to a contractual defense; and (iii) subject to the last sentence of this paragraph, some remedy is available if the Company is in material default under the Standby Equity Distribution Agreement. This opinion does not mean that (i) any particular remedy is available upon a material default, or (ii) every provision of the Standby Equity Distribution will be upheld or enforced in any or each circumstance by a court. Furthermore, the validity, binding effect and enforceability of the Standby Equity Distribution Agreement may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar statutes, rules, regulations or other laws affecting the enforcement of creditors’ rights and remedies generally and (ii) the unavailability of, or limitation on the availability of, a particular right or remedy (whether in a proceeding in equity or at law) because of an equitable principle or a requirement as to commercial reasonableness, conscionability or good faith.

3. The Common Shares are duly authorized and, upon issuance in accordance with the terms of the Standby Equity Distribution Agreement, will be duly and validly issued, fully paid and nonassessable, free of any liens, encumbrances and preemptive or similar rights contained in the Company’s Articles of Incorporation or By-laws or, to our knowledge, in any agreement filed by the Company as an exhibit to the Company’s Public Filings.

4. The execution, delivery and performance of the Standby Equity Distribution Agreement by the Company and the consummation by the Company of the transactions contemplated thereby (other than performance by the Company of its obligations under the indemnification sections of such agreements, as to which no opinion need be rendered) will not (i) result in a violation of the Company’s Articles of Incorporation or By-Laws; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or, indenture filed by the Company as an exhibit to the Company’s Public Filings; or (iii) to our knowledge, result in a violation of any federal law, rule or regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected.

5. Assuming the representations, warranties and covenants of the Investor contained in the Standby Equity Distribution Agreement are true, correct and complete, the Common Shares may be issued to you without registration under the Securities Act of 1933, as amended.

6. To our knowledge and other then as set forth in the Public Filings, there are no legal or governmental proceedings pending to which the Company is a party or of which any property or assets of the Company is subject which is required to be disclosed in any Public Filings.

Exhibit D

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the                                      or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Expenses, Indemnification

We will not receive any of the proceeds from the sale of the shares of common stock sold by the Selling Stockholders and will bear all expenses related to the registration of this offering but will not pay for any commissions, fees or discounts, if any, We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Supplements

In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholders will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with, and declared effective by, the SEC.

Regulation M

We have informed the Selling Stockholders that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits the Selling Stockholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market.

We have also advised the Selling Stockholders that they should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such Selling Stockholders are distributing shares covered by this prospectus. Regulation M may prohibit the Selling Stockholders from covering short sales by purchasing shares while the distribution is taking place, despite any contractual rights to do so under the Agreement. We have advised the Selling Stockholders that they should consult with their own legal counsel to ensure compliance with Regulation M.